SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1100 North Washington Street
Delphi, IN 46923

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the
Benefit Plans Administrative Committee

Date: June 24, 2004

Frank T. Kane

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Michael E. Thomas

Michael E. Thomas, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

CHROMCRAFT REVINGTON SAVINGS PLAN

Financial Statements and Schedule

CHROMCRAFT REVINGTON SAVINGS PLAN

Table of Contents

KPMG LLP
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Chromcraft Revington, Inc.:

We have audited the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Indianapolis, Indiana
May 28, 2004

CHROMCRAFT REVINGTON SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

(In thousands)

	2003	2002
Investments held by Trustees, at fair value:		
Participant-directed:		
Mutual funds	$ 15,231	$ 13,661
T. Rowe Price Stable Value Common Trust Fund	6,214	6,312
Chromcraft Revington, Inc. Common Stock	1,091	1,324
Participant loans	835	963
Cash and cash equivalents	2	3
Total participant-directed	23,373	22,263
Nonparticipant-directed:		
Mutual funds	7,238	6,201
Chromcraft Revington, Inc. Common Stock	691	841
T. Rowe Price Stable Value Common Trust Fund	5	—
Total nonparticipant-directed	7,934	7,042
Total investments held by Trustees, at fair value	31,307	29,305
Participant contributions receivable	129	103
Net assets available for plan benefits	$ 31,436	$ 29,408

See accompanying notes to financial statements.

CHROMCRAFT REVINGTON SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

(In thousands)

	Participant-directed	Non participant-directed	Total
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments	$ 2,309	$ 1,251	$ 3,560
Dividends	493	179	672
Interest	58	—	58
	2,860	1,430	4,290
Contributions:			
Participants	1,173	—	1,173
Employer	10	—	10
	1,183	—	1,183
Interest on participant loans	52	—	52
Total additions	4,095	1,430	5,525
Deductions from net assets attributed to:			
Benefits and withdrawals paid to participants	(2,914)	(553)	(3,467)
Administrative expenses	(15)	—	(15)
Other	(30)	15	(15)
Total deductions	(2,959)	(538)	(3,497)
Net increase	1,136	892	2,028
Net assets available for plan benefits:			
Beginning of year	22,366	7,042	29,408
End of year	$ 23,502	$ 7,934	$ 31,436

See accompanying notes to financial statements.

CHROMCRAFT REVINGTON SAVINGS PLAN

Notes to Financial Statements

(1) Description of Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all full-time employees of Chromcraft Revington, Inc. and its subsidiaries. Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1, following the completion of six full months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b) Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, Company matching contributions, Company profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

(c) Participant Contributions

Participants are permitted to contribute to the Plan 1% to 50% of their annual compensation, as defined in the Plan document, on either a pre-tax or after-tax basis.

(d) Employer Contributions

All employer contributions are discretionary. Beginning in 2002, for most participants Company matching contributions were discontinued in the Plan, and are being made to the Chromcraft Revington Employee Stock Ownership Plan. For employees at the Company's Silver Furniture subsidiary, employer matching contributions are contributed to the Plan. Starting in 2003, the Company matching contribution rate is 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.

(e) Vesting

Participants are immediately 100% vested in their contributions and earnings thereon. Participants are immediately 100% vested for Company matching contributions made in 2003. Prior to January 1, 2003, all participants vested in Company matching contributions and earnings thereon, 100% after three years of service or upon death, disability, or attainment of age 65, whichever occurs first.

(f) Forfeitures

Forfeitures of nonvested Company contributions are used to reduce Plan expenses that otherwise would be paid by the Company. At December 31, 2003, forfeited nonvested accounts totaled $9,554. In 2003, Plan expenses of $15,000 were paid from forfeited nonvested accounts.

(g) Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a lump-sum or in annual installments over a period of up to 15 years, the value of his or her vested account balance. In-service withdrawals of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

(h) ***Trustees***

Plan assets are held by T. Rowe Price Trust Company, Inc. (T. Rowe Price), Capital Bank and Trust Company, Inc., and Charles Schwab Trust Company (Charles Schwab).

(i) ***Administrative Expenses***

The Plan is administered by a committee appointed by the Company's board of directors. Substantially all administrative expenses are paid by the Company.

(j) ***Participant Loans***

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount (pre-tax account). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid generally over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Accounting***

The financial statements of the Plan are prepared using the accrual method of accounting, except for the cash basis recording of benefits paid.

(b) ***Investments***

Investment contracts held in the T. Rowe Price Stable Value Common Trust Fund are recorded at estimated fair value which approximates contract value. The investments in the other funds are presented at fair value based on the quoted market prices of the underlying securities within each fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(c) ***Use of Estimates***

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CHROMCRAFT REVINGTON SAVINGS PLAN

Notes to Financial Statements

(3) Investments

The following table presents participant-directed and nonparticipant-directed investments, at fair value, that represent 5% or more of the Plan's assets.

	(In thousands) December 31, 2003	(In thousands) December 31, 2002
T. Rowe Price Stable Value Common Trust Fund	$ 6,219	$ 6,312
T. Rowe Price Spectrum Growth Fund	3,705	2,979
T. Rowe Price Spectrum Income Fund	2,929	2,750
American Funds Group Cash Management Trust of America	1,800	1,848
Chromcraft Revington, Inc. Common Stock	1,782	2,165
T. Rowe Price Personal Strategy Balanced Fund	1,582	1,667

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2003 as follows:

	(In thousands) Participant-directed	(In thousands) Non participant-directed
Chromcraft Revington, Inc. Common Stock	$ (167)	$ (106)
Mutual funds	2,476	1,357
	$ 2,309	$ 1,251

(4) Benefits Payable to Participants

At December 31, 2003 and 2002, net assets available for benefits included $397,000 and $530,000, respectively, for benefit distributions to participants who had withdrawn from the Plan prior to the end of the Plan year.

(5) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price and Charles Schwab. T. Rowe Price and Charles Schwab are trustees of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also has investments in Company stock; therefore, these transactions also qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of Plan termination, participants shall be fully vested in Company contributions and earnings thereon.

(7) Tax Status

The Plan obtained its latest determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

CHROMCRAFT REVINGTON SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(In thousands, except share data)

Identity of issue	Description	Fair value
Participant-directed:		
Chromcraft Revington, Inc. Common Stock*	96,264 shares	$ 1,091
T. Rowe Price*:		
Stable Value Common Trust Fund	Collective investment fund of bank, insurance, and other investment contracts	6,214
Personal Strategy Balanced Fund	Mutual Fund	1,582
Balanced Fund	Mutual Fund	1,508
New America Growth Fund	Mutual Fund	1,141
Equity Index 500 Fund	Mutual Fund	835
Personal Strategy Income Fund	Mutual Fund	533
Equity Income Fund	Mutual Fund	501
Small-Cap Stock Fund	Mutual Fund	265
Mid-Cap Growth Fund	Mutual Fund	232
Personal Strategy Growth Fund	Mutual Fund	231
Science & Technology Fund	Mutual Fund	195
New Income Fund	Mutual Fund	43
Short-term Bond Fund	Mutual Fund	19
American Funds Group:		
The Cash Management Trust of America	Mutual Fund	1,800
The Investment Company of America	Mutual Fund	1,427
American Balanced Fund	Mutual Fund	1,424
New Perspective Fund, Inc.	Mutual Fund	1,215
The Bond Fund of America	Mutual Fund	684
Washington Mutual Investors Fund	Mutual Fund	164
Smallcap World Fund	Mutual Fund	159
U.S. Government Securities Fund	Mutual Fund	144
Charles Schwab Trust Company*:		
Schwab 1000 Fund	Mutual Fund	222
Retirement Money Fund	Mutual Fund	48
Oppenheimer Growth Fund Class A	Mutual Fund	309
Strong Corporate Bond Fund	Mutual Fund	259
Dreyfus Founders Worldwide Growth Fund	Mutual Fund	159
Janus Advisor Balanced Portfolio	Mutual Fund	132
Cash and cash equivalents	Cash	2
Participant loans*	Interest rates from 5.00% to 10.50% with maturities through 2008	835
Nonparticipant-directed:		
Chromcraft Revington, Inc. Common Stock (cost – $677)*	60,910 shares	691
T. Rowe Price*:		
Spectrum Growth Fund (cost – $2,793)	Investment in eight underlying T. Rowe Price funds	3,705
Spectrum Income Fund (cost – $2,684)	Investment in eight underlying T. Rowe Price funds	2,929
Spectrum International Fund (cost – $443)	Investment in nine underlying T. Rowe Price funds	600
Stable Value Common Trust Fund (cost – $5)	Collective investment fund of bank, insurance, and other investment contracts	5
American Funds Group:		
American Balanced Fund (cost – $1)	Mutual Fund	1
New Perspective Fund, Inc. (cost – $1)	Mutual Fund	1
The Bond Fund of America (cost – $1)	Mutual Fund	1
The Investment Company of America (cost – $1)	Mutual Fund	1

*Denotes party-in-interest
See accompanying report of independent registered public accounting firm.

Index to Exhibits

KPMG

Exhibit 23.2

KPMG LLP
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN 46204-2452

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Chromcraft Revington, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated May 28, 2004, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003, and the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) which report appears in the December 31, 2003 annual report on Form 11-K of Chromcraft Revington Savings Plan.

KPMG LLP

Indianapolis, Indiana
June 24, 2004

Exhibit 99.0

CERTIFICATION PURSUANT
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Chromcraft Revington Savings Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Frank T. Kane, Member of the Benefit Plans Administrative Committee of the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of section 13 (a) or 15 (d) of the Securities Exchange Act 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for plan benefits and changes in net assets available for plan benefits of the Plan.

Frank T. Kane

Frank T. Kane, Member,
Benefit Plans Administrative Committee of the Plan
June 24, 2004

This certification is furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document or for any other purpose.